UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 31, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication: Shareholders’ Meeting Resolutions

Dear Sirs:

Hereby we inform as a Relevant Information Communication that the Annual Shareholder’s meeting held on March 28, 2014 at 3.30 p.m. (Peruvian time), approved by majority vote the following:

1.  Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year2013

2.  Application of Profits of Fiscal Year 2013

3.  Board Meeting Attendance Fees

4.  Appointment of Dongo Soria Gaveglio y Asociados, representative of Price Waterhouse Coopers as the Company’s External Auditors for Fiscal Year 2014

5.  Election of the Board of Directors for the Period 2014-2017, designating the following:

-    José Graña Miro Quesada, Chairman of the Board

-    Carlos Montero Graña, Vice Chairman of the Board

-    Hernando Graña Acuña, Director

-    Mario Alvarado Pflucker, Director

-    José Chlimper Ackerman Director

-    Hugo Santa María Guzmán,  Director

-    Pedro Pablo Errazuriz, Director

-    Federico Cúneo de la Piedra, Director

-    Mark Hoffmann Rosas, Director

Sincerely,

____________________

/s/ Dennis Gray Febres

Stock Market Representative

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

______________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: March 31, 2014